Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

 BELLUS Health to Present on the Patient Experience and the Burden of Refractory Chronic Cough at the American Academy of Allergy, Asthma & Immunology Annual Meeting

LAVAL, Quebec - February 8, 2023 – BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough (“RCC”) and other cough hypersensitivity indications, today announced that two abstracts describing the patient medical journey and the negative impact of RCC on quality of life will be presented at the upcoming American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting, being held in San Antonio, Texas from February 24-27, 2023.

Poster Presentation Details:

Title: Burden of Cough in Refractory Chronic Cough Populations Enrolled in A Phase 2b Study of the P2X3 Antagonist BLU-5937
Date/Time: Sunday, February 26, 10:45-11:45 a.m. ET/9:45-10:45 a.m. CT

Title: Cough-Associated Diagnostic Journey of Participants in a Phase 2b Study in Refractory Chronic Cough
Date/Time: Sunday, February 26, 10:45-11:45 a.m. ET/9:45-10:45 a.m. CT

The posters are currently available on the congress platform here. Following the conference, the presentation materials will be available in the “Scientific Publications” section of BELLUS Health's website at www.bellushealth.com.

Additionally, conference attendees are invited to visit BELLUS’ booth (#2064) during exhibit hours to learn more about the Company’s CALM Phase 3 program in RCC.

About BELLUS Health (www.bellushealth.com)
BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of RCC and other hypersensitivity indications. The Company has successfully completed a Phase 2b trial in RCC and has initiated the CALM Phase 3 clinical program (CALM-1 and CALM-2).

Chronic cough is a cough lasting longer than eight weeks. When the cause of chronic cough cannot be identified or the cough persists despite treatment of all identified associated causes, the condition is referred to as RCC. It is estimated that there are approximately 9 million patients in the United States suffering from RCC. RCC is associated with significant adverse physical, social, and psychological effects on health and quality of life. Currently, there is no specific therapy approved for RCC outside of Japan and Switzerland and treatment options are limited.

Forward-Looking Statements
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health’s control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat RCC and other hypersensitization-related disorders and benefit such patients, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including the completion of its Phase 3 clinical trials of BLU-5937 in RCC and the expected timing of topline results from CALM-1 and CALM-2 Phase 3 clinical trials, the timing and outcome of interactions with

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

regulatory agencies, the ability of BELLUS Health to validate its use of the VitaloJAK to the satisfaction of relevant regulatory agencies, the potential activity and tolerability profile, selectivity, potency and other characteristics of BLU-5937, including as compared to other competitor candidates, especially where head-to-head studies have not been conducted and cross-trial comparisons may not be directly comparable due to differences in study protocols, conditions and patient populations, the commercial potential of BLU-5937, including with respect to patient population, pricing and labeling and potential treatment alternatives, BELLUS Health’s financial position and sufficiency of cash resources to bring through topline results of CALM-1 and CALM-2 clinical trials, timely or at all, and the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: the benefits and impact on label of its enrichment strategy, estimates and projections regarding the size and opportunity of the addressable RCC market for BLU-5937, the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the ability of BELLUS Health to maintain its rights to intellectual property and obtain adequate protection of future products through such intellectual property, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the ongoing COVID-19 pandemic on BELLUS Health’s operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, supply chain impacts, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937, that final data from studies and clinical trials may differ from reported data from preliminary studies or clinical trials and that actual results may differ from topline results once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health’s product candidate’s development process and its market size and commercial value are dependent upon a number of factors. Moreover, BELLUS Health’s growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 40-F, for further risk factors that might affect BELLUS Health and its business.

FOR MORE INFORMATION, PLEASE CONTACT:
Ramzi Benamar
Chief Financial Officer
rbenamar@bellushealth.com

Media:
Julia Deutsch
Solebury Strategic Communications
jdeutsch@soleburystrat.com

Source: BELLUS Health Inc.